

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 19, 2011

Nicholas Sorge, Sr.
Principal Executive Officer
Empire Global Gaming, Inc.
555 Woodside Avenue
Bellport, NY 11713

> **Re:** **Empire Global Gaming, Inc.**
> **Amendment No. 7 to Registration Statement on Form S-1**
> **Filed April 18, 2011**
> **File No. 333-169531**

Dear Mr. Sorge:

We have reviewed your responses to the comments in our letter dated April 18, 2011 and have the following additional comments. All page numbers below correspond to the marked version of your filing.

Age of Financial Statements

1. Please continue to consider the financial statement updating requirements set forth in Rule 8-08 of Regulation S-X.

Exhibit 23.1, Accountants' Consent

2. Refer to the first paragraph. In both places where you have the Securities Exchange Act, please replace with the "Securities Act of 1933, as amended." Manually signed consents should be kept on file for five years. Reference is made to Rule 402 of Regulation C.

Nicholas Sorge, Sr.
Empire Global Gaming, Inc.
April 19, 2011
Page 2

      You may contact Beverly Singleton at (202) 551-3328 or Margery Reich at (202) 551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact Donald E. Field at (202) 551-3680 or me at (202) 551-3642 with any other questions.

            Sincerely,

            Lauren Nguyen
            Attorney-Advisor

cc: Henry C. Casden
    Attorney at Law
    Fax: (760) 406-5799